Credit Suisse (Bank) Financial Statements 6M12

Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments and subsequent events
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Trading assets and liabilities
Note 14 Investment securities
Note 15 Loans, allowance for loan losses and credit quality
Note 16 Other assets and other liabilities
Note 17 Long-term debt
Note 18 Accumulated other comprehensive income
Note 19 Tax
Note 20 Employee deferred compensation
Note 21 Pension and other post-retirement benefits
Note 22 Derivatives and hedging activities
Note 23 Guarantees and commitments
Note 24 Transfers of financial assets and variable interest entities
Note 25 Financial instruments
Note 26 Assets pledged or assigned
Note 27 Litigation

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of June 30, 2012 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the six-month periods ended June 30, 2012 and 2011. These condensed consolidated financial statements are the responsibility of the Bank's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2011, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder Anthony Anzevino
Licensed Audit Expert Global Lead Partner

Zurich, Switzerland
August 3, 2012
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M12	6M11

Consolidated statements of operations (CHF million)

Interest and dividend income	12,061	12,254

Interest expense	(8,785)	(9,327)

Net interest income	3,276	2,927

Commissions and fees	6,182	6,987

Trading revenues	1,441	3,122

Other revenues	1,162	1,603

Net revenues	12,061	14,639

Provision for credit losses	32	(21)

Compensation and benefits	6,691	7,069

General and administrative expenses	3,320	3,315

Commission expenses	884	1,014

Total other operating expenses	4,204	4,329

Total operating expenses	10,895	11,398

Income before taxes	1,134	3,262

Income tax expense	277	702

Net income	857	2,560

Net income attributable to noncontrolling interests	288	999

Net income attributable to shareholder	569	1,561

Consolidated statements of comprehensive income (unaudited)
in	6M12	6M11

Comprehensive income (CHF million)

Net income/(loss)	857	2,560

Gains/(losses) on cash flow hedges	1	(22)

Foreign currency translation	(113)	(3,056)

Unrealized gains/(losses) on securities	122	(38)

Actuarial gains/(losses)	26	19

Net prior service cost	0	(1)

Other comprehensive income/(loss), net of tax	36	(3,098)

Comprehensive income/(loss)	893	(538)

Comprehensive income/(loss) attributable to noncontrolling interests	331	(123)

Comprehensive income/(loss) attributable to shareholders	562	(415)

Consolidated balance sheets (unaudited)
end of	6M12	2011

Assets (CHF million)

Cash and due from banks	99,750	111,224

of which reported at fair value	475	571

of which reported from consolidated VIEs	1,324	1,396

Interest-bearing deposits with banks	4,258	4,193

of which reported at fair value	624	405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	226,855	236,935

of which reported at fair value	148,721	158,673

of which reported from consolidated VIEs	118	19

Securities received as collateral, at fair value	30,191	30,191

of which encumbered	20,985	20,447

Trading assets, at fair value	284,242	279,748

of which encumbered	74,191	73,749

of which reported from consolidated VIEs	6,053	6,399

Investment securities	3,674	3,652

of which reported at fair value	3,672	3,650

of which reported from consolidated VIEs	34	41

Other investments	12,470	12,915

of which reported at fair value	9,532	9,552

of which reported from consolidated VIEs	2,327	2,346

Net loans	224,604	219,434

of which reported at fair value	20,515	20,693

of which encumbered	602	471

of which reported from consolidated VIEs	6,611	5,940

allowance for loan losses	(742)	(722)

Premises and equipment	6,642	6,990

of which reported from consolidated VIEs	574	609

Goodwill	7,774	7,700

Other intangible assets	278	280

of which reported at fair value	63	70

Brokerage receivables	50,410	43,445

Other assets	77,374	78,080

of which reported at fair value	36,888	35,666

of which encumbered	2,120	2,255

of which reported from consolidated VIEs	11,944	13,001

Total assets	1,028,522	1,034,787

Consolidated balance sheets (unaudited) (continued)
end of	6M12	2011

Liabilities and equity (CHF million)

Due to banks	41,025	40,077

of which reported at fair value	3,341	2,737

Customer deposits	302,792	304,130

of which reported at fair value	4,807	4,583

of which reported from consolidated VIEs	175	221

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	189,266	176,559

of which reported at fair value	143,714	136,483

Obligation to return securities received as collateral, at fair value	30,191	30,191

Trading liabilities, at fair value	115,852	127,809

of which reported from consolidated VIEs	1,256	1,286

Short-term borrowings	19,184	26,116

of which reported at fair value	4,456	3,547

of which reported from consolidated VIEs	7,095	6,141

Long-term debt	153,862	161,353

of which reported at fair value	65,018	68,036

of which reported from consolidated VIEs	13,860	14,858

Brokerage payables	75,822	68,034

Other liabilities	61,657	62,167

of which reported at fair value	29,654	30,942

of which reported from consolidated VIEs	680	745

Total liabilities	989,651	996,436

Common shares / Participation certificates	4,400	4,400

Additional paid-in capital	24,118	24,134

Retained earnings	12,228	11,824

Treasury shares, at cost	0	0

Accumulated other comprehensive income/(loss)	(10,962)	(10,955)

Total shareholder's equity	29,784	29,403

Noncontrolling interests	9,087	8,948

Total equity	38,871	38,351

Total liabilities and equity	1,028,522	1,034,787

end of	6M12	2011

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M12 (CHF million)

Balance at beginning of period	4,400	24,134		11,824	0		(10,955)	29,403	8,948	38,351	43,996,652	[2]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	252		–	–		–	252	(86)	166	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [3,4]	–	–		–	–		–	–	(331)	(331)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [4]	–	–		–	–		–	–	131	131	–

Net income	–	–		569	–		–	569	288	857	–

Total other comprehensive income/(loss), net of tax	–	–		–	–		(7)	(7)	43	36	–

Share-based compensation, net of tax	–	(209)	[5]	–	–		–	(209)	(2)	(211)	–

Dividends on share-based compensation, net of tax	–	(53)		–	–		–	(53)	–	(53)	–

Dividends paid	–	–		(150)	–		–	(150)	(25)	(175)	–

Changes in redeemable noncontrolling interests	–	(6)	[6]	–	–		–	(6)	–	(6)	–

Changes in scope of consolidation, net	–	–		–	–		–	–	121	121	–

Other	–	–		(15)	–		–	(15)	–	(15)	–

Balance at end of period	4,400	24,118		12,228	0		(10,962)	29,784	9,087	38,871	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of registered shares with a nominal value of CHF 100.00 per share. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding. 3 Distributions to owners in funds include the return of original capital invested and any related dividends. 4 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 5 Includes a net tax benefit of CHF 15 million from the excess fair value of shares delivered over recognized compensation expense. 6 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. Refer to "Note 23 - Guarantees and commitments" for further information.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M11 (CHF million)

Balance at beginning of period	4,400	24,993	11,105	0	(10,729)	29,769	11,381	41,150	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	(1)	(2)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(803)	(803)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	260	260	–

Net income	–	–	1,561	–	–	1,561	973	2,534	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,977)	(1,977)	(1,121)	(3,098)	–

Sale of treasury shares	–	2	–	612	–	614	–	614	–

Repurchase of treasury shares	–	–	–	(612)	–	(612)	–	(612)	–

Share-based compensation, net of tax	–	(722)	–	–	–	(722)	(4)	(726)	–

Dividends on share-based compensation, net of tax	–	(67)	–	–	–	(67)	–	(67)	–

Dividends paid	–	–	(308)	–	–	(308)	(30)	(338)	–

Changes in redeemable noncontrolling interests	–	(335)	–	–	–	(335)	(90)	(425)	–

Changes in scope of consolidation, net	–	–	–	–	–	–	(310)	(310)	–

Balance at end of period	4,400	23,870	12,358	0	(12,706)	27,922	10,255	38,177	43,996,652

Consolidated statements of cash flows (unaudited)
in	6M12	6M11

Operating activities of continuing operations (CHF million)

Net income	857	2,560

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	611	537

Provision for credit losses	32	(21)

Deferred tax provision	(65)	489

Share of net income from equity method investments	49	(26)

Trading assets and liabilities, net	(13,363)	(9,840)

(Increase)/decrease in other assets	(6,377)	(10,807)

Increase/(decrease) in other liabilities	6,659	15,990

Other, net	1,554	788

Total adjustments	(10,900)	(2,890)

Net cash provided by/(used in) operating activities of continuing operations	(10,043)	(330)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(269)	(977)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	10,355	1,067

Purchase of investment securities	(25)	(1,044)

Proceeds from sale of investment securities	339	2,096

Maturities of investment securities	106	1,289

Investments in subsidiaries and other investments	(615)	(791)

Proceeds from sale of other investments	1,056	2,447

(Increase)/decrease in loans	(5,385)	(4,562)

Proceeds from sales of loans	522	230

Capital expenditures for premises and equipment and other intangible assets	(664)	(711)

Proceeds from sale of premises and equipment and other intangible assets	8	3

Other, net	2,031	124

Net cash provided by/(used in) investing activities of continuing operations	7,459	(829)

Consolidated statements of cash flows (unaudited) (continued)
in	6M12	6M11

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(3,007)	16,885

Increase/(decrease) in short-term borrowings	(7,814)	413

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	11,587	(10,240)

Issuances of long-term debt	18,994	23,450

Repayments of long-term debt	(27,439)	(18,738)

Sale of treasury shares	0	614

Repurchase of treasury shares	0	(612)

Dividends paid/capital repayments	(176)	(338)

Excess tax benefits related to share-based compensation	14	0

Other, net	(850)	18

Net cash provided by/(used in) financing activities of continuing operations	(8,691)	11,452

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(199)	(6,774)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(11,474)	3,544

Cash and due from banks at beginning of period	111,224	65,347

Cash and due from banks at end of period	99,750	68,891

Supplemental cash flow information (unaudited)
in	6M12	6M11

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	478	629

Cash paid for interest	8,538	9,224

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	2,418	0

Fair value of liabilities assumed	2,418	0

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2011, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2011.

> Refer to “Note 1 – Summary of significant accounting policies” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2011 for a description of the Bank’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2011 for a complete description of recently adopted accounting standards.

> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 for the most recently adopted accounting standards and standards to be adopted in future periods.

The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
Note 3 Business developments and subsequent events
In June 2012, the Bank announced the completion of its acquisition of HSBC’s private banking business in Japan, which includes expanded coverage through additional offices in Osaka and Nagoya.
As announced on July 18, 2012, Credit Suisse and an investor agreed to bring forward to July 31, 2012, the exchange date for CHF 1.7 billion of their holdings of hybrid tier 1 instruments to be exchanged into tier 1 buffer capital notes (BCNs). This acceleration will not have any impact on reported balance sheet balances, as BCNs have been recognized on the balance sheet since the BCN commitment agreement in February 2011. Also announced on July 18, 2012, the Bank launched a voluntary exchange offer, under which employees can elect to convert any future cash payments from the Adjustable Performance Plan awards for Group shares at a fixed conversion price of CHF 16.29. As of the date of this report, the election period for the exchange offer has not closed.

The Bank acquired the remaining equity interests in Hedging-Griffo Investimentos S.A. as contemplated under the existing option arrangements previously disclosed.
In July 2012, the Bank sold its remaining holding of 7.0% in Aberdeen, resulting in an approximate gain of CHF 140 million to be recognized in 3Q12.
Changes in reporting
The legal merger of Clariden Leu into the Bank was completed on April 2, 2012.
In 2Q12, the Bank also implemented the previously announced integration of its Private Banking and Investment Banking operations into a single function within Shared Services.
In addition, the Swiss advisory business and its respective assets under management are now managed as part of the Private Banking division rather than Asset Management.
As a result of these matters, prior period results of the Bank and its divisions and assets under management for the Group have been restated to conform to the current presentation in order to show meaningful trends. The restatement for the three divisions had limited impact on their revenues, expenses and pre-tax income.

Note 4 Discontinued operations
The Bank did not discontinue any material operations in 6M12.
Note 5 Segment information
Overview
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for 6M12 and 6M11 were CHF 144 million and CHF 149 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 347 million and CHF 363 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2012 and December 31, 2011 were CHF 25.1 billion and CHF 24.9 billion, respectively.

> Refer to “Note 5 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 for further information.
Net revenues and income before taxes
in	6M12	6M11

Net revenues (CHF million)

Private Banking	5,308	5,592

Investment Banking	7,068	7,904

Asset Management	1,231	1,274

Adjustments [1,2]	(1,546)	(131)

Net revenues	12,061	14,639

Income/(loss) before taxes (CHF million)

Private Banking	1,381	1,668

Investment Banking	1,381	1,691

Asset Management	387	393

Adjustments [1,3]	(2,015)	(490)

Income before taxes	1,134	3,262

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes noncontrolling interest-related revenues of CHF 229 million and CHF 955 million in 6M12 and 6M11, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. 3 Includes noncontrolling interest income of CHF 203 million and CHF 942 million in 6M12 and 6M11, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	6M12	2011

Total assets (CHF million)

Private Banking	366,609	347,476

Investment Banking	796,613	811,689

Asset Management	23,647	23,203

Adjustments [1]	(158,347)	(147,581)

Total assets	1,028,522	1,034,787

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Note 6 Net interest income
in	6M12	6M11

Net interest income (CHF million)

Loans	2,171	2,196

Investment securities	36	43

Trading assets	7,088	6,842

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,558	1,578

Other	1,208	1,595

Interest and dividend income	12,061	12,254

Deposits	(730)	(818)

Short-term borrowings	(36)	(32)

Trading liabilities	(4,552)	(4,640)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(897)	(848)

Long-term debt	(2,417)	(2,828)

Other	(153)	(161)

Interest expense	(8,785)	(9,327)

Net interest income	3,276	2,927

Note 7 Commissions and fees
in	6M12	6M11

Commissions and fees (CHF million)

Lending business	652	666

Investment and portfolio management	1,967	2,071

Other securities business	17	17

Fiduciary business	1,984	2,088

Underwriting	722	1,033

Brokerage	1,869	2,175

Underwriting and brokerage	2,591	3,208

Other services	955	1,025

Commissions and fees	6,182	6,987

Note 8 Trading revenues
in	6M12	6M11

Trading revenues (CHF million)

Interest rate products	411	2,500

Foreign exchange products	481	(886)

Equity/index-related products	932	1,152

Credit products	(828)	(158)

Commodity, emission and energy products	88	306

Other products	357	208

Total	1,441	3,122

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

Note 9 Other revenues
in	6M12	6M11

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	214	946

Loans held-for-sale	(19)	35

Long-lived assets held-for-sale	(5)	63

Equity method investments	58	60

Other investments	350	261

Other	564	238

Other revenues	1,162	1,603

Note 10 Provision for credit losses
in	6M12	6M11

Provision for credit losses (CHF million)

Provision for loan losses	23	(12)

Provision for lending-related and other exposures	9	(9)

Provision for credit losses	32	(21)

Note 11 Compensation and benefits
in	6M12	6M11

Compensation and benefits (CHF million)

Salaries and variable compensation	5,731	6,054

Social security	456	516

Other [1]	504	499

Compensation and benefits [2]	6,691	7,069

1 Includes pension and other post-retirement expense of CHF 383 million and CHF 374 million in 6M12 and 6M11, respectively. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 168 million and CHF 142 million as of 6M12 and 6M11, respectively.

Note 12 General and administrative expenses
in	6M12	6M11

General and administrative expenses (CHF million)

Occupancy expenses	581	519

IT, machinery, etc.	708	657

Provisions and losses	72	91

Travel and entertainment	185	211

Professional services	886	1,004

Amortization and impairment of other intangible assets	14	14

Other	874	819

General and administrative expenses	3,320	3,315

Note 13 Trading assets and liabilities
end of	6M12	2011

Trading assets (CHF million)

Debt securities	160,094	144,961

Equity securities [1]	68,883	66,986

Derivative instruments [2]	42,216	52,735

Other	13,049	15,066

Trading assets	284,242	279,748

Trading liabilities (CHF million)

Short positions	67,239	67,639

Derivative instruments [2]	48,613	60,170

Trading liabilities	115,852	127,809

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral receivables and payables
end of	6M12	2011

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	37,531	36,326

Receivables not netted	13,221	15,812

Total	50,752	52,138

Cash collateral payables (CHF million)

Payables netted against derivative positions	39,970	37,883

Payables not netted [1]	12,978	11,933

Total	52,948	49,816

1 Recorded as cash collateral on derivative instruments in Note 16 - Other assets and other liabilities.

Note 14 Investment securities
end of	6M12	2011

Investment securities (CHF million)

Debt securities held-to-maturity	2	2

Securities available-for-sale	3,672	3,650

Total investment securities	3,674	3,652

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

6M12 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by foreign governments	2,860	91	1	2,950

Corporate debt securities	291	0	0	291

Collateralized debt obligations	33	0	0	33

Debt securities available-for-sale	3,184	91	1	3,274

Banks, trust and insurance companies	220	171	0	391

Industry and all other	7	0	0	7

Equity securities available-for-sale	227	171	0	398

Securities available-for-sale	3,411	262	1	3,672

2011 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	1	0	0	1

Debt securities issued by foreign governments	2,916	113	1	3,028

Corporate debt securities	352	0	0	352

Collateralized debt obligations	176	1	0	177

Debt securities available-for-sale	3,445	114	1	3,558

Banks, trust and insurance companies	68	8	0	76

Industry and all other	15	1	0	16

Equity securities available-for-sale	83	9	0	92

Securities available-for-sale	3,528	123	1	3,650

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

6M12 (CHF million)

Debt securities issued by foreign governments	967	1	2	0	969	1

Debt securities available-for-sale	967	1	2	0	969	1

2011 (CHF million)

Debt securities issued by foreign governments	8	1	0	0	8	1

Debt securities available-for-sale	8	1	0	0	8	1

No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	6M12		6M11

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	9	330	2,095	1

Realized gains	1	154	40	0

Realized losses	0	0	(22)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

6M12 (CHF million)

Due within 1 year	2	2	4.41	1,584	1,584	3.18

Due from 1 to 5 years	0	0	–	1,552	1,638	3.54

Due from 5 to 10 years	0	0	–	0	0	–

Due after 10 years	0	0	–	48	52	4.85

Total debt securities	2	2	4.41	3,184	3,274	3.38

Note 15 Loans, allowance for loan losses and credit quality
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 and “Note 17 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2011 for further information.

Loans
end of	6M12	2011

Loans (CHF million)

Mortgages	77,570	75,461

Loans collateralized by securities	26,175	26,350

Consumer finance	4,180	3,759

Consumer	107,925	105,570

Real estate	23,263	22,397

Commercial and industrial loans	58,740	56,984

Financial institutions	32,810	33,058

Governments and public institutions	2,744	2,245

Corporate and institutional loans	117,557	114,684

Gross loans	225,482	220,254

of which held at amortized cost	204,967	199,561

of which held at fair value	20,515	20,693

Net (unearned income)/deferred expenses	(136)	(98)

Allowance for loan losses	(742)	(722)

Net loans	224,604	219,434

Gross loans by location (CHF million)

Switzerland	133,757	132,477

Foreign	91,725	87,777

Gross loans	225,482	220,254

Impaired loan portfolio (CHF million)

Non-performing loans	690	520

Non-interest-earning loans	263	220

Total non-performing and non-interest-earning loans	953	740

Restructured loans	36	13

Potential problem loans	437	619

Total other impaired loans	473	632

Gross impaired loans	1,426	1,372

Allowance for loan losses and gross loans held at amortized cost by portfolio
	6M12			6M11

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	159	563	722	157	675	832

Net movements recognized in statements of operations	21	2	23	(2)	(10)	(12)

Gross write-offs	(20)	(34)	(54)	(21)	(55)	(76)

Recoveries	12	16	28	18	3	21

Net write-offs	(8)	(18)	(26)	(3)	(52)	(55)

Provisions for interest	3	7	10	1	3	4

Foreign currency translation impact and other adjustments, net	(2)	15	13	(6)	(30)	(36)

Balance at end of period	173	569	742	147	586	733

of which individually evaluated for impairment	146	404	550	112	426	538

of which collectively evaluated for impairment	27	165	192	35	160	195

Gross loans held at amortized cost (CHF million)

Balance at end of period	107,914	97,053	204,967	102,431	86,513	188,944

of which individually evaluated for impairment	334	743	1,077	313	743	1,056

of which collectively evaluated for impairment	107,580	96,310	203,890	102,118	85,770	187,888

Purchases, reclassifications and sales
	6M12			6M11

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases [1]	348	3,361	3,709	0	2,077	2,077

Reclassifications from loans held-for-sale [2]	0	85	85	0	0	0

Reclassifications to loans held-for-sale [3]	0	816	816	0	656	656

Sales [3]	0	707	707	0	483	483

1 Includes drawdowns under purchased loan commitments. 2 Includes loans previously reclassified to held-for-sale that could not be sold and were reclassified back to loans held-to-maturity. 3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

6M12 (CHF million)

Mortgages	370	687	11,066	50,420	14,431	430	10	16	0	140	77,570

Loans collateralized by securities	27	41	511	22,625	2,771	98	0	33	0	69	26,175

Consumer finance	0	5	65	3,007	909	20	0	4	13	146	4,169

Consumer	397	733	11,642	76,052	18,111	548	10	53	13	355	107,914

Real estate	317	243	1,123	12,093	8,757	371	0	3	0	45	22,952

Commercial and industrial loans	283	226	1,490	21,549	19,353	3,138	138	6	47	677	46,907

Financial institutions	3,414	1,991	11,615	5,446	2,241	655	2	45	0	145	25,554

Governments and public institutions	55	40	299	533	134	100	473	0	0	6	1,640

Corporate and institutional loans	4,069	2,500	14,527	39,621	30,485	4,264	613	54	47	873	97,053

Gross loans held at amortized cost	4,466	3,233	26,169	115,673	48,596	4,812	623	107	60	1,228	204,967

Value of collateral [1]	3,807	2,204	17,197	105,466	40,273	3,160	92	95	0	699	172,993

2011 (CHF million)

Mortgages	163	628	8,433	48,871	16,635	556	8	16	0	151	75,461

Loans collateralized by securities	1	18	396	24,027	1,746	87	0	2	0	73	26,350

Consumer finance	0	4	43	2,994	507	20	0	9	23	150	3,750

Consumer	164	650	8,872	75,892	18,888	663	8	27	23	374	105,561

Real estate	340	196	907	11,397	8,969	273	0	3	0	40	22,125

Commercial and industrial loans	398	245	1,676	20,345	18,281	2,927	171	26	117	648	44,834

Financial institutions	3,906	2,091	11,120	5,483	1,875	760	3	43	0	119	25,400

Governments and public institutions	55	84	320	444	158	104	470	0	0	6	1,641

Corporate and institutional loans	4,699	2,616	14,023	37,669	29,283	4,064	644	72	117	813	94,000

Gross loans held at amortized cost	4,863	3,266	22,895	113,561	48,171	4,727	652	99	140	1,187	199,561

Value of collateral [1]	3,931	1,696	13,535	104,129	39,447	2,760	96	82	0	727	166,403

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

6M12 (CHF million)

Mortgages	77,286	103	52	6	123	284	77,570

Loans collateralized by securities	25,925	216	7	12	15	250	26,175

Consumer finance	3,708	370	28	48	15	461	4,169

Consumer	106,919	689	87	66	153	995	107,914

Real estate	22,852	78	4	9	9	100	22,952

Commercial and industrial loans	46,210	389	40	115	153	697	46,907

Financial institutions	25,300	225	1	15	13	254	25,554

Governments and public institutions	1,610	30	0	0	0	30	1,640

Corporate and institutional loans	95,972	722	45	139	175	1,081	97,053

Gross loans held at amortized cost	202,891	1,411	132	205	328	2,076	204,967

2011 (CHF million)

Mortgages	75,280	46	11	3	121	181	75,461

Loans collateralized by securities	26,142	180	11	3	14	208	26,350

Consumer finance	3,308	372	29	26	15	442	3,750

Consumer	104,730	598	51	32	150	831	105,561

Real estate	22,069	41	3	1	11	56	22,125

Commercial and industrial loans	44,114	444	87	48	141	720	44,834

Financial institutions	25,249	78	2	48	23	151	25,400

Governments and public institutions	1,640	1	0	0	0	1	1,641

Corporate and institutional loans	93,072	564	92	97	175	928	94,000

Gross loans held at amortized cost	197,802	1,162	143	129	325	1,759	199,561

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

6M12 (CHF million)

Mortgages	135	7	142	0	32	32	174

Loans collateralized by securities	58	11	69	0	0	0	69

Consumer finance	113	28	141	0	14	14	155

Consumer	306	46	352	0	46	46	398

Real estate	23	4	27	0	21	21	48

Commercial and industrial loans	253	158	411	36	312	348	759

Financial institutions	108	49	157	0	58	58	215

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	384	217	601	36	391	427	1,028

Gross impaired loans	690	263	953	36	437	473	1,426

2011 (CHF million)

Mortgages	126	5	131	0	43	43	174

Loans collateralized by securities	27	13	40	0	46	46	86

Consumer finance	113	28	141	0	24	24	165

Consumer	266	46	312	0	113	113	425

Real estate	11	6	17	0	24	24	41

Commercial and industrial loans	194	110	304	13	425	438	742

Financial institutions	49	52	101	0	57	57	158

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	254	174	428	13	506	519	947

Gross impaired loans	520	220	740	13	619	632	1,372

Gross impaired loan detail
	6M12			2011

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan detail (CHF million)

Mortgages	149	141	20	141	133	19

Loans collateralized by securities	68	65	57	85	82	50

Consumer finance	117	115	69	152	151	61

Consumer	334	321	146	378	366	130

Real estate	34	30	14	27	22	16

Commercial and industrial loans	498	469	293	675	650	282

Financial institutions	205	203	91	142	141	83

Governments and public institutions	6	5	6	6	4	6

Corporate and institutional loans	743	707	404	850	817	387

Gross impaired loans with a specific allowance	1,077	1,028	550	1,228	1,183	517

Mortgages	25	25	–	33	33	–

Loans collateralized by securities	1	1	–	1	1	–

Consumer finance	38	38	–	13	13	–

Consumer	64	64	–	47	47	–

Real estate	14	14	–	14	14	–

Commercial and industrial loans	261	259	–	67	67	–

Financial institutions	10	10	–	16	16	–

Corporate and institutional loans	285	283	–	97	97	–

Gross impaired loans without specific allowance	349	347	–	144	144	–

Gross impaired loans	1,426	1,375	550	1,372	1,327	517

of which consumer loans	398	385	146	425	413	130

of which corporate and institutional loans	1,028	990	404	947	914	387

Gross impaired loan detail (continued)
	6M12			6M11

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	149	1	1	151	1	0

Loans collateralized by securities	68	1	0	43	0	0

Consumer finance	132	2	2	149	1	0

Consumer loans	349	4	3	343	2	0

Real estate	35	0	0	40	0	0

Commercial and industrial loans	563	2	1	598	3	3

Financial institutions	201	1	1	152	0	0

Governments and public institutions	6	0	0	6	0	0

Corporate and institutional loans	805	3	2	796	3	3

Gross impaired loans with a specific allowance	1,154	7	5	1,139	5	3

Mortgages	31	0	0	39	0	0

Loans collateralized by securities	1	0	0	1	0	0

Consumer finance	36	0	0	16	0	0

Consumer loans	68	0	0	56	0	0

Real estate	17	0	0	60	3	3

Commercial and industrial loans	215	2	2	180	0	0

Financial institutions	11	0	0	4	0	0

Corporate and institutional loans	243	2	2	244	3	3

Gross impaired loans without specific allowance	311	2	2	300	3	3

Gross impaired loans	1,465	9	7	1,439	8	6

of which consumer loans	417	4	3	399	2	0

of which corporate and institutional loans	1,048	5	4	1,040	6	6

Note 16 Other assets and other liabilities
end of	6M12	2011

Other assets (CHF million)

Cash collateral on derivative instruments	13,221	15,812

Cash collateral on non-derivative transactions	2,920	2,083

Derivative instruments used for hedging	3,321	3,607

Assets held-for-sale	20,741	21,205

of which loans	20,115	20,457

of which real estate	619	732

Assets held for separate accounts	14,410	14,407

Interest and fees receivable	6,007	6,084

Deferred tax assets	8,836	8,843

Prepaid expenses	692	593

Failed purchases	2,861	1,513

Other	4,365	3,933

Other assets	77,374	78,080

Other liabilities (CHF million)

Cash collateral on derivative instruments	12,978	11,933

Cash collateral on non-derivative transactions	1,564	1,002

Derivative instruments used for hedging	1,519	1,848

Provisions [1]	1,063	1,098

of which off-balance sheet risk	65	64

Liabilities held for separate accounts	14,410	14,407

Interest and fees payable	7,328	6,983

Current tax liabilities	750	715

Deferred tax liabilities	184	282

Failed sales	5,895	6,888

Other	15,966	17,011

Other liabilities	61,657	62,167

1 Includes provisions for bridge commitments.

Note 17 Long-term debt
end of	6M12	2011

Long-term debt (CHF million)

Senior	117,239	120,497

Subordinated	22,763	25,998

Non-recourse liabilities from consolidated VIEs	13,860	14,858

Long-term debt	153,862	161,353

of which reported at fair value	65,018	68,036

Note 18 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

6M12 (CHF million)

Balance at beginning of period	0	(10,326)	96	(729)	4	(10,955)

Increase/(decrease)	1	(157)	133	(1)	0	(24)

Reclassification adjustments, included in net income	0	1	(11)	27	0	17

Balance at end of period	1	(10,482)	218	(703)	4	(10,962)

6M11 (CHF million)

Balance at beginning of period	32	(9,994)	99	(871)	5	(10,729)

Increase/(decrease)	5	(1,942)	(14)	0	0	(1,951)

Reclassification adjustments, included in net income	(27)	7	(24)	19	(1)	(26)

Balance at end of period	10	(11,929)	61	(852)	4	(12,706)

Note 19 Tax
The effective tax rate of 24.4% in 6M12 mainly reflected the impact of the geographical mix of results, an increase in valuation allowances against deferred tax assets resulting from current year losses in the UK and in Asia Pacific, partially offset by the impact of an advanced pricing agreement with tax authorities and a release of contingency reserves of CHF 61 million for uncertain tax positions, mainly as a result of audit settlements as well as the expiration of relevant statutes of limitations.

Overall, net deferred tax assets increased CHF 91 million to CHF 8,652 million as of the end of 6M12. The increase in net deferred tax assets primarily related to foreign exchange translation gains of CHF 55 million.

The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.

As of June 30, 2012, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 7.9 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 18 million in unrecognized tax benefits within 12 months of the reporting date.

The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2008; the UK – 2006; the US – 2006; Japan – 2005; and the Netherlands – 2005.

Effective tax rate
in	6M12	6M11

Effective tax rate (%)

Effective tax rate	24.4	21.5

Net deferred tax assets
end of	6M12	2011	Change

Net deferred tax assets (CHF million)

Deferred tax assets	8,836	8,843	(7)

of which net operating losses	3,541	3,850	(309)

of which deductible temporary differences	5,295	4,993	302

Deferred tax liabilities	(184)	(282)	98

Net deferred tax assets	8,652	8,561	91

Note 20 Employee deferred compensation
> Refer to “Note 21 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 and “Note 26 – Employee deferred compensation” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2011 for further information.

Deferred compensation expense
in	6M12	6M11

Deferred compensation expense (CHF million)

Share awards	411	418

Performance share awards	197	0

2011 Partner Asset Facility awards [1]	513	0

Adjustable Performance Plan awards	203	677

Restricted Cash Awards	86	148

Scaled Incentive Share Units	61	209

Incentive Share Units	33	81

2008 Partner Asset Facility awards [1]	61	73

Other cash awards	166	208

Total deferred compensation expense	1,731	1,814

1 Compensation expense includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation expense
end of	6M12

Estimated unrecognized deferred compensation expense (CHF million)

Share awards	1,101

Performance share awards	330

Adjustable Performance Plan awards	309

Restricted Cash Awards	80

Scaled Incentive Share Units	134

Incentive Share Units	40

Other cash awards	93

Total	2,087

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.3

6M12 activity
In 6M12, the Bank delivered 29.2 million Group shares across all deferred compensation plans.
Share-based award activities
	6M12

Number of awards (in millions)	Share awards	Performance share awards	SISU awards	ISU awards

Share-based award activities

Balance at beginning of period	47.6	0.0	14.4	13.2

Granted	22.1	23.4	0.0	0.0

Settled	(12.2)	0.0	(4.8)	(8.7)

Forfeited	(0.5)	0.0	0.0	(0.3)

Balance at end of period	57.0	23.4	9.6	4.2

of which vested	3.0	0.1	1.2	0.4

of which unvested	54.0	23.3	8.4	3.8

Note 21 Pension and other post-retirement benefits
> Refer to “Note 22 – Pension and other post-retirement benefits” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 and “Note 28 – Pension and other post-retirement benefits” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2011 for further information.

The Bank expects to contribute CHF 177 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2012. As of June 30, 2012, CHF 139 million of contributions had been made.

Components of total pension costs
in	6M12	6M11

Total pension costs (CHF million)

Service costs on benefit obligation	17	17

Interest costs on benefit obligation	67	66

Expected return on plan assets	(81)	(82)

Amortization of recognized prior service cost/(credit)	(1)	(1)

Amortization of recognized actuarial losses	42	31

Net periodic pension costs	44	31

Curtailment losses	0	1

Total pension costs	44	32

Note 22 Derivatives and hedging activities
> Refer to “Note 23 – Derivatives and hedging activities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 and to “Note 29 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2011 for further information.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.

Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

> Refer to “Note 25 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 6M12	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,036.9	4.1	3.6	0.0	0.0	0.0

Swaps	28,731.0	656.5	647.6	57.3	3.5	1.7

Options bought and sold (OTC)	3,250.2	66.7	67.6	0.0	0.0	0.0

Futures	3,128.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,380.4	0.5	0.4	0.0	0.0	0.0

Interest rate products	44,526.5	727.8	719.2	57.3	3.5	1.7

Forwards	2,372.1	21.5	22.0	21.0	0.1	0.0

Swaps	1,334.2	31.8	48.5	0.0	0.0	0.0

Options bought and sold (OTC)	1,040.7	11.2	11.5	0.0	0.0	0.0

Futures	22.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	4.5	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	4,773.8	64.6	82.1	21.0	0.1	0.0

Forwards	19.1	1.0	1.1	0.0	0.0	0.0

Options bought and sold (OTC)	37.6	1.3	1.3	0.0	0.0	0.0

Futures	0.3	0.0	0.0	0.0	0.0	0.0

Precious metals products	57.0	2.3	2.4	0.0	0.0	0.0

Forwards	4.9	0.8	0.1	0.0	0.0	0.0

Swaps	223.2	5.6	6.2	0.0	0.0	0.0

Options bought and sold (OTC)	239.7	13.2	13.9	0.0	0.0	0.0

Futures	72.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	378.8	17.3	19.9	0.0	0.0	0.0

Equity/index-related products	918.8	36.9	40.1	0.0	0.0	0.0

Credit derivatives [2]	1,952.3	47.6	45.3	0.0	0.0	0.0

Forwards	3.3	0.4	0.4	0.0	0.0	0.0

Swaps	55.7	6.8	6.0	0.0	0.0	0.0

Options bought and sold (OTC)	29.7	1.7	1.7	0.0	0.0	0.0

Futures	177.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	62.3	2.9	2.8	0.0	0.0	0.0

Other products [3]	328.8	11.8	10.9	0.0	0.0	0.0

Total derivative instruments	52,557.2	891.0	900.0	78.3	3.6	1.7

The notional amount for derivative instruments (trading and hedging) was CHF 52,635.5 billion as of 6M12.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2011	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,210.5	4.5	4.2	0.0	0.0	0.0

Swaps	28,760.7	658.2	650.3	67.9	3.7	2.1

Options bought and sold (OTC)	2,902.5	65.9	66.3	0.0	0.0	0.0

Futures	2,537.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	962.3	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,373.1	729.0	721.1	67.9	3.7	2.1

Forwards	2,133.8	29.7	30.7	17.4	0.1	0.0

Swaps	1,231.7	34.0	51.4	0.0	0.0	0.0

Options bought and sold (OTC)	831.7	12.3	12.7	0.0	0.0	0.0

Futures	25.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.7	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,226.5	76.0	94.8	17.4	0.1	0.0

Forwards	16.3	1.4	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	34.7	0.9	1.0	0.0	0.0	0.0

Futures	0.1	0.0	0.0	0.0	0.0	0.0

Precious metals products	51.1	2.3	2.4	0.0	0.0	0.0

Forwards	4.1	0.9	0.0	0.0	0.0	0.0

Swaps	211.5	5.8	5.8	0.0	0.0	0.0

Options bought and sold (OTC)	241.5	14.5	14.9	0.2	0.0	0.0

Futures	57.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	366.0	18.2	21.2	0.0	0.0	0.0

Equity/index-related products	880.9	39.4	41.9	0.2	0.0	0.0

Credit derivatives [2]	2,042.8	63.3	60.0	0.0	0.0	0.0

Forwards	8.7	0.9	0.8	0.0	0.0	0.0

Swaps	63.6	8.3	7.8	0.0	0.0	0.0

Options bought and sold (OTC)	29.9	2.2	1.7	0.0	0.0	0.0

Futures	177.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	63.3	3.9	3.8	0.0	0.0	0.0

Other products [3]	342.6	15.3	14.1	0.0	0.0	0.0

Total derivative instruments	49,917.0	925.3	934.3	85.5	3.8	2.1

The notional amount for derivative instruments (trading and hedging) was CHF 50,002.5 billion as of December 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	6M12		2011

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	894.6	901.7	929.1	936.4

Counterparty netting [1]	(811.6)	(811.6)	(836.5)	(836.5)

Cash collateral netting [1]	(37.5)	(40.0)	(36.3)	(37.9)

Replacement values (trading and hedging) after netting agreements	45.5	50.1	56.3	62.0

of which recorded in trading assets (PRV) and trading liabilities (NRV)	42.2	48.6	52.7	60.2

of which recorded in other assets (PRV) and other liabilities (NRV)	3.3	1.5	3.6	1.8

1 Netting is based on legally enforceable netting agreements.

Fair value hedges
in	6M12	6M11

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	449	(10)

Foreign exchange products	(12)	(2)

Total	437	(12)

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(476)	(17)

Foreign exchange products	12	2

Total	(464)	(15)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(27)	(27)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	6M12	6M11

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	0	4

Total	0	4

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	0	31

Total	0	31

Represents gains/(losses) on effective portion.
1 Included in commissions and fees.

The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 1 million.

Net investment hedges
in	6M12	6M11

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	(201)	1,000

Total	(201)	1,000

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	77	(2)

Total	77	(2)

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the NRV of derivative instruments with credit-risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

6M12 (CHF billion)

Current net exposure	17.1	1.6	0.7	19.4

Collateral posted	16.0	1.5	–	17.5

Additional collateral required in a one-notch downgrade event	0.1	1.5	0.0	1.6

Additional collateral required in a two-notch downgrade event	0.4	2.7	0.5	3.6

2011 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

Credit derivatives
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.

Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 3.8 billion and CHF 4.8 billion as of the end of 6M12 and 2011, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of 6M12	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(465.5)	441.7		(23.8)	66.6	(7.8)

Non-investment grade	(195.6)	182.4		(13.2)	22.1	(6.1)

Total single-name instruments	(661.1)	624.1		(37.0)	88.7	(13.9)

of which sovereigns	(126.1)	124.2		(1.9)	10.3	(4.3)

of which non-sovereigns	(535.0)	499.9		(35.1)	78.4	(9.6)

Multi-name instruments (CHF billion)

Investment grade [2]	(254.6)	231.0		(23.6)	15.5	(6.8)

Non-investment grade	(24.8)	22.5	[3]	(2.3)	4.6	(4.0)

Total multi-name instruments	(279.4)	253.5		(25.9)	20.1	(10.8)

of which sovereigns	(16.5)	16.2		(0.3)	0.5	(0.7)

of which non-sovereigns	(262.9)	237.3		(25.6)	19.6	(10.1)

Total instruments (CHF billion)

Investment grade [2]	(720.1)	672.7		(47.4)	82.1	(14.6)

Non-investment grade	(220.4)	204.9		(15.5)	26.7	(10.1)

Total instruments	(940.5)	877.6		(62.9)	108.8	(24.7)

of which sovereigns	(142.6)	140.4		(2.2)	10.8	(5.0)

of which non-sovereigns	(797.9)	737.2		(60.7)	98.0	(19.7)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

Credit protection sold/purchased (continued)
end of 2011	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(452.2)	432.4		(19.8)	55.6	(9.0)

Non-investment grade	(189.1)	179.4		(9.7)	16.7	(15.3)

Total single-name instruments	(641.3)	611.8		(29.5)	72.3	(24.3)

of which sovereigns	(134.8)	132.6		(2.2)	10.8	(8.1)

of which non-sovereigns	(506.5)	479.2		(27.3)	61.5	(16.2)

Multi-name instruments (CHF billion)

Investment grade [2]	(278.2)	253.1		(25.1)	14.5	(15.5)

Non-investment grade	(71.9)	64.1	[3]	(7.8)	9.0	(1.7)

Total multi-name instruments	(350.1)	317.2		(32.9)	23.5	(17.2)

of which sovereigns	(18.4)	17.5		(0.9)	0.9	(1.5)

of which non-sovereigns	(331.7)	299.7		(32.0)	22.6	(15.7)

Total instruments (CHF billion)

Investment grade [2]	(730.4)	685.5		(44.9)	70.1	(24.5)

Non-investment grade	(261.0)	243.5		(17.5)	25.7	(17.0)

Total instruments	(991.4)	929.0		(62.4)	95.8	(41.5)

of which sovereigns	(153.2)	150.1		(3.1)	11.7	(9.6)

of which non-sovereigns	(838.2)	778.9		(59.3)	84.1	(31.9)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M12	2011

Credit derivatives (CHF billion)

Credit protection sold	940.5	991.4

Credit protection purchased	877.6	929.0

Other protection purchased	108.8	95.8

Other instruments [1]	25.4	26.6

Total credit derivatives	1,952.3	2,042.8

1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

6M12 (CHF billion)

Single-name instruments	142.8	407.9	110.4	661.1

Multi-name instruments	37.2	137.8	104.4	279.4

Total instruments	180.0	545.7	214.8	940.5

2011 (CHF billion)

Single-name instruments	134.1	394.5	112.7	641.3

Multi-name instruments	58.7	202.4	89.0	350.1

Total instruments	192.8	596.9	201.7	991.4

Note 23 Guarantees and commitments
> Refer to “Note 24 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 and to “Note 30 – Guarantees and commitments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2011 for further information.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

6M12 (CHF million)

Credit guarantees and similar instruments	3,184	13,872	17,056	16,632		134	2,239

Performance guarantees and similar instruments	4,979	4,566	9,545	8,680		65	3,312

Securities lending indemnifications	14,027	0	14,027	14,027		0	14,027

Derivatives [2]	21,171	10,707	31,878	31,878		1,588	–	[3]

Other guarantees	4,272	1,135	5,407	5,381		3	2,942

Total guarantees	47,633	30,280	77,913	76,598		1,790	22,520

2011 (CHF million)

Credit guarantees and similar instruments	3,267	4,074	7,341	6,606		50	2,451

Performance guarantees and similar instruments	5,470	4,624	10,094	9,184		69	3,345

Securities lending indemnifications	15,005	0	15,005	15,005		0	15,005

Derivatives [2]	27,593	23,800	51,393	51,393		3,650	–	[3]

Other guarantees	3,846	989	4,835	4,799		4	2,241

Total guarantees	55,181	33,487	88,668	86,987		3,773	23,042

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2011 to June 30, 2012 was CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2012 to June 30, 2013, the Bank’s share in the deposit insurance guarantee program based on FINMA’s estimate will be stable at CHF 0.6 billion.

PAF2 transaction
The Bank’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Bank. In 1Q12, the Bank entered into the 2011 Partner Asset Facility (PAF2) transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Bank, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Bank and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.

The Bank has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The Bank also has a credit support facility with this entity that requires us to provide funding to it in certain circumstances. Under the facility, the Bank may be required to fund payments or costs related to amounts due by the entity under the CDS, and any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Bank. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. The transaction overall is a four-year transaction, but can be extended to nine years. The Bank has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to June 30, 2012 by counterparty type, the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 6M12, and the realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to June 30, 2012 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.4

Non-agency securitizations	129.7	[2]

Total	160.3

1 Primarily banks. 2 The outstanding balance of residential mortgage loans as of June 30, 2012 was USD 29.6 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of June 30, 2012 is attributable to borrower payments of USD 83.7 billion and losses of USD 16.4 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	6M12

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance at beginning of period	68	432	243	743

New claims	36	22	777	835

Claims settled through repurchases	(3)	0	(5)	(8)	[1]

Other settlements	(4)	(1)	(8)	(13)	[2]

Total claims settled	(7)	(1)	(13)	(21)

Claims rescinded	(26)	(5)	0	(31)

Transfers to arbitration and litigation [3]	0	0	(156)	(156)

Balance at end of period	71	448	851	1,370

1 Settled at a repurchased price of USD 9 million. 2 Settled at USD 10 million. 3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	6M12

Provisions for outstanding repurchase claims (USD million) [1]

Balance at beginning of period	59

Increase/(decrease) in provisions, net	16

Realized losses [2]	(19)

Balance at end of period	56	[3]

1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information. 2 Includes indemnifications paid to resolve loan repurchase claims. 3 Mainly related to non-agency securitizations and government-sponsored enterprises.

Realized losses from repurchase of residential mortgage loans sold
in	6M12		6M11

Realized losses from repurchase of residential mortgage loans sold (USD million)

Realized losses	(19)	[1]	(3)	[2]

1 Primarily related to non-agency securitizations and government-sponsored enterprises. 2 Primarily related to government-sponsored enterprises.

Other commitments
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received

6M12 (CHF million)

Irrevocable commitments under documentary credits	4,529	36	4,565		4,358		1,620

Loan commitments	151,782	65,135	216,917	[2]	211,913		145,017

Forward reverse repurchase agreements	47,775	0	47,775		47,775		47,775

Other commitments	1,793	1,806	3,599		3,599		252

Total other commitments	205,879	66,977	272,856		267,645		194,664

2011 (CHF million)

Irrevocable commitments under documentary credits	5,638	43	5,681		5,201		2,371

Loan commitments	154,394	62,809	217,203	[2]	211,986		142,339

Forward reverse repurchase agreements	28,885	0	28,885		28,885		28,885

Other commitments	1,430	2,147	3,577		3,577		32

Total other commitments	190,347	64,999	255,346		249,649		173,627

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 131,551 million and CHF 134,901 million of unused credit limits which were revocable at the Bank's sole discretion upon notice to the client at the end of 6M12 and 2011, respectively.

In November 2007, Credit Suisse Brazil, a wholly owned subsidiary of Credit Suisse AG, acquired a majority interest (50% plus one share) in Hedging-Griffo and entered into option arrangements in respect of the remaining equity interests in Hedging-Griffo. In 2Q12, the Bank acquired the remaining equity interests in Hedging-Griffo as contemplated under the existing option arrangements at a final purchase price of BRL 1,248 million (CHF 584 million), gaining full control and ownership of Hedging-Griffo.

> Refer to “Note 3 – Business developments and subsequent events” for further information.
Note 24 Transfers of financial assets and variable interest entities
> Refer to “Note 25 – Transfers of financial assets and variable interest entities in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial report 2Q12 and “Note 31 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2011 for further information.

Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M12 and 6M11 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	6M12	6M11

Gains and cash flows (CHF million)

CMBS
Net gain [1]	23	0

Proceeds from transfer of assets	3,718	0

Cash received on interests that continue to be held	35	34

RMBS
Net gain [1]	(2)	36

Proceeds from transfer of assets	8,483	19,542

Purchases of previously transferred financial assets or its underlying collateral	(11)	0

Servicing fees	1	2

Cash received on interests that continue to be held	246	220

Other asset-backed financings
Net gain/(loss) [1]	71	11

Proceeds from transfer of assets	279	591

Purchases of previously transferred financial assets or its underlying collateral [2]	(161)	(185)

Servicing fees	0	1

Cash received on interests that continue to be held	582	378

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of June 30, 2012 and December 31, 2011, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M12	2011

CHF million

CMBS
Principal amount outstanding	35,027	35,487

Total assets of SPE	49,655	52,536

RMBS
Principal amount outstanding	79,484	91,242

Total assets of SPE	82,654	95,297

Other asset-backed financings
Principal amount outstanding	34,984	35,233

Total assets of SPE	34,987	35,307

Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 25 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M12						2011

at time of transfer			CMBS			RMBS			CMBS			RMBS

CHF million, except where indicated

Fair value of beneficial interests			572			1,154			57			5,095

of which level 2			461			1,116			42			4,695

of which level 3			111			39			15			399

Weighted-average life, in years			9.1			1.4			7.2			5.4

Prepayment speed assumption (rate per annum), in % [1]			–	13.0	-	31.5			–	9.0	-	34.9

Cash flow discount rate (rate per annum), in % [2]	1.9	-	10.7	0.4	-	13.7	2.9	-	10.6	0.5	-	71.2

Expected credit losses (rate per annum), in %	0.8	-	9.0	0.0	-	12.7	1.2	-	9.3	0.3	-	71.0

Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of June 30, 2012 and December 31, 2011.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	6M12											2011

end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]

CHF million, except where indicated

Fair value of beneficial interests			932				2,346			1,106				342				2,960			1,754

of which non-investment grade			114				649			1,091				133				688			1,513

Weighted-average life, in years			7.5				5.3			3.4				4.1				5.3			2.5

Prepayment speed assumption (rate per annum), in % [3]			-		0.0	-	44.9			-				-		0.1	-	30.0			-

Impact on fair value from 10% adverse change			-				(35.3)			-				-				(44.2)			-

Impact on fair value from 20% adverse change			-				(69.3)			-				-				(86.6)			-

Cash flow discount rate (rate per annum), in % [4]	1.5	-	47.2		0.4	-	50.9	0.8	-	27.6		2.3	-	50.1		0.3	-	49.1	0.7	-	58.7

Impact on fair value from 10% adverse change			(47.3)				(76.6)			(1.2)				(30.5)				(94.4)			(8.2)

Impact on fair value from 20% adverse change			(65.4)				(116.8)			(2.3)				(36.2)				(151.9)			(15.9)

Expected credit losses (rate per annum), in %	1.1	-	46.5		2.5	-	49.4	2.6	-	25.9		1.9	-	49.0		0.9	-	48.9	5.4	-	31.8

Impact on fair value from 10% adverse change			(39.9)				(68.6)			(1.1)				(29.8)				(83.6)			(6.8)

Impact on fair value from 20% adverse change			(51.0)				(101.4)			(2.1)				(34.8)				(131.5)			(13.2)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDO's within this category are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of June 30, 2012 and December 31, 2011.
> Refer to “Note 26 – Assets pledged or assigned” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M12	2011

CHF million

CMBS
Other assets	609	664

Liability to SPE, included in Other liabilities	(609)	(664)

RMBS
Other assets	12	12

Liability to SPE, included in Other liabilities	(12)	(12)

Other asset-backed financing activities
Trading assets	1,531	1,851

Other assets	1,359	1,475

Liability to SPE, included in Other liabilities	(2,890)	(3,326)

Variable interest entities
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of June 30, 2012 and December 31, 2011.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation

end of 6M12	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,047	24	0	161	70	22	1,324

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	118	0	0	0	0	118

Trading assets	1,206	561	18	2,497	526	1,245	6,053

Investment securities	0	34	0	0	0	0	34

Other investments	0	0	0	0	1,811	516	2,327

Net loans	0	5,397	821	0	56	337	6,611

Premises and equipment	0	0	0	0	496	78	574

Loans held-for-sale	7,520	0	2,661	0	3	0	10,184

Other assets	44	1,015	0	5	481	215	1,760

Total assets of consolidated VIEs	9,817	7,149	3,500	2,663	3,443	2,413	28,985

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	175	175

Trading liabilities	23	0	0	0	3	1,230	1,256

Short-term borrowings	318	6,737	0	40	0	0	7,095

Long-term debt	9,433	21	3,595	310	41	460	13,860

Other liabilities	55	0	1	3	150	471	680

Total liabilities of consolidated VIEs	9,829	6,758	3,596	353	194	2,336	23,066

Consolidated VIEs in which the Bank was the primary beneficiary (continued)
			Financial intermediation

end of 2011	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	527	82	609

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	740	263	1,827

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,850	3,222	29,751

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	157	493	745

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	387	2,432	23,251

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.

Non-consolidated VIEs
		Financial intermediation

end of 6M12	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	133	3,392	1,202	664	2,437	7,828

Net loans	9	119	1,729	4,125	1,519	7,501

Other assets	0	0	71	0	5	76

Total variable interest assets	142	3,511	3,002	4,789	3,961	15,405

Maximum exposure to loss (CHF million)

Maximum exposure to loss	155	12,997	3,504	5,247	4,651	26,554

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	9,096	113,118	62,922	24,417	8,540	218,093

		Financial intermediation

end of 2011	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	1,449	834	2,079	9,985

Net loans	0	123	1,302	4,742	3,257	9,424

Other assets	0	0	32	0	369	401

Total variable interest assets	126	5,620	2,783	5,576	5,705	19,810

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	3,180	6,051	6,075	22,515

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	58,646	23,633	10,440	213,657

Note 25 Financial instruments
> Refer to “Note 26 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 and to “Note 32 – Financial instruments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2011 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M12	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Cash and due from banks	0	475	0	0		475

Interest-bearing deposits with banks	0	624	0	0		624

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	147,535	1,186	0		148,721

Debt	70	391	0	0		461

of which corporates	0	382	0	0		382

Equity	29,717	13	0	0		29,730

Securities received as collateral	29,787	404	0	0		30,191

Debt	99,560	52,687	7,847	0		160,094

of which foreign governments	72,101	8,864	51	0		81,016

of which corporates	2	25,447	4,125	0		29,574

of which RMBS	26,733	8,340	1,253	0		36,326

of which CMBS	0	4,730	1,364	0		6,094

of which CDO	0	5,080	654	0		5,734

Equity	59,852	8,602	429	0		68,883

Derivatives	10,025	872,493	8,586	(848,888)		42,216

of which interest rate products	1,914	723,709	2,195	–		–

of which foreign exchange products	1	63,595	1,045	–		–

of which equity/index-related products	7,317	27,342	2,247	–		–

of which credit derivatives	0	45,537	2,091	–		–

Other	8,551	2,171	2,327	0		13,049

Trading assets	177,988	935,953	19,189	(848,888)		284,242

Debt	2,931	252	91	0		3,274

of which foreign governments	2,931	0	19	0		2,950

of which corporates	0	252	39	0		291

of which CDO	0	0	33	0		33

Equity	314	83	1	0		398

Investment securities	3,245	335	92	0		3,672

Private equity	0	0	4,286	0		4,286

of which equity funds	0	0	2,986	0		2,986

Hedge funds	0	220	274	0		494

of which debt funds	0	143	178	0		321

Other equity investments	223	88	2,519	0		2,830

of which private	0	46	2,519	0		2,565

Life finance instruments	0	0	1,922	0		1,922

Other investments	223	308	9,001	0		9,532

Loans	0	14,115	6,400	0		20,515

of which commercial and industrial loans	0	7,856	3,978	0		11,834

of which financial institutions	0	5,162	2,093	0		7,255

Other intangible assets (mortgage servicing rights)	0	0	63	0		63

Other assets	5,247	25,215	6,635	(209)		36,888

of which loans held-for-sale	0	13,029	6,052	0		19,081

Total assets at fair value	216,490	1,124,964	42,566	(849,097)		534,923

Less other investments - equity at fair value attributable to noncontrolling interests	(189)	(102)	(3,899)	0		(4,190)

Less assets consolidated under ASU 2009-17 [2]	0	(9,099)	(3,499)	0		(12,598)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	216,301	1,115,763	35,168	(849,097)		518,135

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M12	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,341	0	0		3,341

Customer deposits	0	4,807	0	0		4,807

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	143,714	0	0		143,714

Debt	70	391	0	0		461

of which corporates	0	382	0	0		382

Equity	29,717	13	0	0		29,730

Obligations to return securities received as collateral	29,787	404	0	0		30,191

Debt	35,086	10,095	16	0		45,197

of which foreign governments	34,937	1,928	10	0		36,875

of which corporates	0	7,396	6	0		7,402

Equity	21,619	391	27	0		22,037

Derivatives	10,481	883,328	6,088	(851,279)		48,618

of which interest rate products	1,888	715,861	1,334	–		–

of which foreign exchange products	1	79,912	2,205	–		–

of which equity/index-related products	7,749	31,424	889	–		–

of which credit derivatives	0	44,049	1,256	–		–

Trading liabilities	67,186	893,814	6,131	(851,279)		115,852

Short-term borrowings	0	4,378	78	0		4,456

Long-term debt	108	53,233	11,677	0		65,018

of which treasury debt over two years	0	11,102	0	0		11,102

of which structured notes over two years	0	21,099	7,167	0		28,266

of which non-recourse liabilities	108	10,156	2,821	0		13,085

Other liabilities	0	26,355	3,557	(258)		29,654

of which failed sales	0	3,222	1,671	0		4,893

Total liabilities at fair value	97,081	1,130,046	21,443	(851,537)		397,033

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Securities received as collateral	26,052	3,946	193	0		30,191

Debt	82,237	52,783	9,941	0		144,961

of which foreign governments	61,506	8,123	358	0		69,987

of which corporates	337	27,639	5,076	0		33,052

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,570	727	0		7,297

Equity	57,481	9,038	467	0		66,986

Derivatives	6,455	909,261	9,588	(872,569)		52,735

of which interest rate products	2,017	724,413	2,547	–		–

of which foreign exchange products	1	74,950	1,040	–		–

of which equity/index-related products	3,929	32,770	2,732	–		–

of which credit derivatives	0	61,120	2,172	–		–

Other	9,235	3,636	2,195	0		15,066

Trading assets	155,408	974,718	22,191	(872,569)		279,748

Debt	3,010	446	102	0		3,558

of which foreign governments	3,010	0	18	0		3,028

of which corporates	0	309	43	0		352

of which CDO	0	136	41	0		177

Equity	9	83	0	0		92

Investment securities	3,019	529	102	0		3,650

Private equity	0	0	4,143	0		4,143

of which equity funds	0	0	2,973	0		2,973

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	403	50	2,490	0		2,943

of which private	0	40	2,490	0		2,530

Life finance instruments	0	0	1,968	0		1,968

Other investments	403	282	8,867	0		9,552

Loans	0	13,851	6,842	0		20,693

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	22,951	7,469	(205)		35,666

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	190,333	1,174,151	46,938	(872,774)		538,648

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	190,038	1,164,748	38,991	(872,774)		521,003

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	2,737	0	0		2,737

Customer deposits	0	4,583	0	0		4,583

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Obligation to return securities received as collateral	26,052	3,946	193	0		30,191

Debt	38,680	9,302	21	0		48,003

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,591	13	0		7,610

Equity	19,124	461	7	0		19,592

Derivatives	6,283	920,612	7,315	(873,996)		60,214

of which interest rate products	1,941	717,435	1,588	–		–

of which foreign exchange products	1	91,984	2,836	–		–

of which equity/index-related products	3,809	37,054	1,022	–		–

of which credit derivatives	0	58,497	1,520	–		–

Trading liabilities	64,087	930,375	7,343	(873,996)		127,809

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	55,199	12,715	0		68,036

of which treasury debt over two years	0	13,191	0	0		13,191

of which structured notes over two years	1	19,694	7,576	0		27,271

of which non-recourse liabilities	121	10,564	3,585	0		14,270

Other liabilities	0	27,387	3,890	(335)		30,942

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	90,261	1,164,021	24,377	(874,331)		404,328

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Transfers between level 1 and level 2
6M12	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2

Assets (CHF million)

Debt	47	96

Equity	99	202

Derivatives	4,374	16

Trading assets	4,520	314

Liabilities (CHF million)

Debt	26	32

Equity	43	20

Derivatives	5,116	66

Trading liabilities	5,185	118

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues

6M12	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	0	0		(25)	0		0	7	1,186

Securities received as collateral	193	0	(195)	0	0	0	0	0		0	0		0	2	0

Debt	9,941	1,269	(1,477)	3,338	(5,310)	0	0	28		34	0		0	24	7,847

of which corporates	5,076	479	(665)	2,268	(3,323)	0	0	35		232	0		0	23	4,125

of which RMBS	1,786	517	(545)	477	(999)	0	0	(11)		26	0		0	2	1,253

of which CMBS	1,517	111	(154)	206	(142)	0	0	(5)		(170)	0		0	1	1,364

of which CDO	727	136	(44)	300	(485)	0	0	1		17	0		0	2	654

Equity	467	287	(39)	198	(446)	0	0	16		(52)	0		0	(2)	429

Derivatives	9,588	912	(1,128)	0	0	701	(1,656)	73		54	0		0	42	8,586

of which interest rate products	2,547	55	(247)	0	0	152	(369)	11		34	0		0	12	2,195

of which equity/index-related products	2,732	396	(459)	0	0	259	(616)	57		(129)	0		0	7	2,247

of which credit derivatives	2,172	455	(328)	0	0	145	(385)	0		22	0		0	10	2,091

Other	2,195	110	(115)	1,239	(1,128)	0	0	(2)		11	0		0	17	2,327

Trading assets	22,191	2,578	(2,759)	4,775	(6,884)	701	(1,656)	115		47	0		0	81	19,189

Investment securities	102	0	0	0	(7)	0	0	0		0	0		0	(3)	92

Equity	6,899	4	(48)	355	(572)	0	0	0		1	0		397	43	7,079

Life finance instruments	1,968	0	0	70	(154)	0	0	0		25	0		0	13	1,922

Other investments	8,867	4	(48)	425	(726)	0	0	0		26	0		397	56	9,001

Loans	6,842	220	(97)	327	(712)	1,779	(1,803)	5		(186)	0		0	25	6,400

of which commercial and industrial loans	4,559	114	(97)	92	(353)	1,095	(1,459)	5		12	0		0	10	3,978

of which financial institutions	2,179	76	0	227	(345)	496	(329)	0		(221)	0		0	10	2,093

Other intangible assets	70	0	0	2	0	0	0	0		0	0		(9)	0	63

Other assets	7,469	1,180	(1,593)	1,513	(1,744)	101	(664)	54		318	0		0	1	6,635

of which loans held-for-sale [2]	6,901	1,155	(1,592)	1,465	(1,662)	101	(665)	53		286	0		0	10	6,052

Total assets at fair value	46,938	3,982	(4,692)	7,042	(10,073)	2,581	(4,123)	174		180	0		388	169	42,566

Liabilities (CHF million)

Obligations to return securities received as collateral	193	0	(195)	0	0	0	0	0		0	0		0	2	0

Trading liabilities	7,343	704	(980)	36	(271)	465	(1,282)	41		47	0		0	28	6,131

of which interest rate derivatives	1,588	79	(377)	0	0	63	(67)	23		13	0		0	12	1,334

of which foreign exchange derivatives	2,836	1	(167)	0	0	0	(496)	20		1	0		0	10	2,205

of which equity/index-related derivatives	1,022	62	(109)	0	0	236	(191)	(32)		(99)	0		0	0	889

of which credit derivatives	1,520	520	(313)	0	0	69	(459)	30		(113)	0		0	2	1,256

Short-term borrowings	236	4	(60)	0	0	129	(233)	(6)		9	0		0	(1)	78

Long-term debt	12,715	1,493	(1,654)	0	0	1,438	(2,852)	116		351	0		0	70	11,677

of which structured notes over two years	7,576	657	(852)	0	0	1,039	(1,517)	59		152	0		0	53	7,167

of which non-recourse liabilities	3,585	744	(716)	0	0	173	(1,171)	53		147	0		0	6	2,821

Other liabilities	3,890	131	(46)	273	(668)	1	(219)	(7)		80	0		115	7	3,557

of which failed sales	1,909	72	(19)	266	(661)	0	(46)	0		144	0		0	6	1,671

Total liabilities at fair value	24,377	2,332	(2,935)	309	(939)	2,033	(4,586)	144		487	0		115	106	21,443

Net assets/liabilities at fair value	22,561	1,650	(1,757)	6,733	(9,134)	548	463	30		(307)	0		273	63	21,123

1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized gains recorded in trading revenues of CHF 170 million primarily related to sub-prime exposures in the RMBS business and market movements across the wider loans held-for-sale portfolio.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues

6M11	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,196	0	(9)	0	0	56	(46)	0		(9)	0		0	(122)	1,066

Debt	10,887	1,450	(1,512)	5,293	(6,237)	0	0	98		442	0		1	(1,153)	9,269

of which corporates	3,805	378	(205)	2,182	(1,853)	0	0	46		33	0		1	(550)	3,837

of which RMBS	3,265	792	(769)	2,187	(2,830)	0	0	35		215	0		0	(298)	2,597

of which CMBS	1,862	68	(159)	324	(601)	0	0	4		64	0		0	(122)	1,440

of which CDO	1,134	175	(343)	305	(616)	0	0	12		134	0		0	(102)	699

Equity	623	204	(355)	523	(424)	0	0	40		32	0		38	(67)	614

Derivatives	8,720	1,289	(1,040)	0	0	319	(805)	(51)		474	0		0	(878)	8,028

of which interest rate products	2,071	60	(122)	0	0	112	(241)	(9)		(171)	0		0	(186)	1,514

of which equity/index-related products	2,298	109	(153)	0	0	110	(13)	24		171	0		0	(253)	2,293

of which credit derivatives	2,724	845	(717)	0	0	21	(382)	(65)		222	0		0	(258)	2,390

Other	2,016	105	(199)	1,573	(1,239)	0	(36)	8		20	0		0	(225)	2,023

Trading assets	22,246	3,048	(3,106)	7,389	(7,900)	319	(841)	95		968	0		39	(2,323)	19,934

Investment securities	79	2	0	50	(11)	0	(4)	0		0	0		0	(8)	108

Equity	9,346	23	(66)	626	(1,871)	0	0	0		35	0		891	(846)	8,138

Life finance instruments	1,843	0	0	59	(90)	0	0	0		56	0		0	(190)	1,678

Other investments	11,189	23	(66)	685	(1,961)	0	0	0		91	0		891	(1,036)	9,816

Loans	6,256	915	(935)	1,050	(454)	1,163	(1,748)	21		190	0		0	(655)	5,803

of which commercial and industrial loans	3,559	912	(564)	170	(269)	975	(1,192)	5		96	0		0	(343)	3,349

of which financial institutions	2,195	3	(127)	876	(80)	189	(370)	(1)		42	0		0	(280)	2,447

Other intangible assets	66	0	0	0	0	0	0	0		0	0		(10)	(6)	50

Other assets	9,253	2,965	(4,591)	3,185	(2,874)	1,186	(839)	89		374	0		(1)	(1,000)	7,747

of which loans held-for-sale	8,933	2,963	(4,588)	2,991	(2,861)	1,185	(833)	89		349	0		0	(953)	7,275

Total assets at fair value	50,285	6,953	(8,707)	12,359	(13,200)	2,724	(3,478)	205		1,614	0		919	(5,150)	44,524

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(263)	0	0	0	(204)	(4)		0	0		0	(36)	0

Trading liabilities	9,201	836	(844)	134	(192)	453	(1,071)	(29)		950	0		0	(945)	8,493

of which interest rate derivatives	1,342	26	(10)	0	0	11	(103)	(11)		(146)	0		0	(117)	992

of which foreign exchange derivatives	2,940	59	(33)	0	0	3	(324)	(1)		640	0		0	(319)	2,965

of which equity/index-related derivatives	2,939	94	(232)	0	0	185	(190)	26		252	0		0	(318)	2,756

of which credit derivatives	1,255	623	(507)	0	0	123	(276)	(43)		203	0		0	(128)	1,250

Short-term borrowings	123	43	(18)	0	0	226	(137)	1		5	0		0	(20)	223

Long-term debt	16,798	3,535	(5,630)	0	0	4,007	(4,963)	54		546	0		0	(1,713)	12,634

of which structured notes over two years	9,486	804	(1,121)	0	0	1,761	(2,282)	(9)		337	0		0	(981)	7,995

of which non-recourse liabilities	6,825	2,577	(4,398)	0	0	2,043	(2,441)	57		224	0		0	(683)	4,204

Other liabilities	3,733	507	(155)	157	(225)	1	(211)	(30)		163	0		129	(365)	3,704

of which failed sales	1,848	499	(131)	124	(207)	0	(9)	(5)		159	0		0	(193)	2,085

Total liabilities at fair value	30,362	4,921	(6,910)	291	(417)	4,687	(6,586)	(8)		1,664	0		129	(3,079)	25,054

Net assets/liabilities at fair value	19,923	2,032	(1,797)	12,068	(12,783)	(1,963)	3,108	213		(50)	0		790	(2,071)	19,470

1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	6M12				6M11

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(277)	273	(4)	[1]	163	790	953	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	113	313	426		(2,139)	724	(1,415)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Quantitative information about level 3 assets at fair value
end of 6M12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,186	Option model	Mean reversion, in %	[1]	10.0	18.0

Debt	7,847

of which corporates	4,125	Option model	Correlation, in %		(85.0)	98.0

		Option model	Buyback probability, in %	[2]	50.0	100.0

		Option model	Gap risk, in %	[3]	0.0	12.0

		Price	Price, in %		0.0	150.9

		Discounted cash flow	Credit spread, in bp		26.0	168.0

of which RMBS	1,253	Price	Price, in %		0.1	138.0

of which CMBS	1,364	Price	Price, in %		0.1	87.5

		Discounted cash flow	Capitalization rate, in %		5.0	12.0

		Discounted cash flow	Internal rate of return, in %		9.0	15.0

of which CDO	654	Price	Price, in %		0.0	101.8

Equity	429	Discounted cash flow	EBITDA multiple		3.0	12.0

		Discounted cash flow	Capitalization rate, in %		6.5	7.5

Derivatives	8,586

of which interest rate products	2,195	Option model	Correlation, in %		17.1	99.7

		Option model	Prepayment rate, in %		56.0	108.0

		Option model	Volatility, in %		0.3	31.3

of which equity/index-linked products	2,247	Option model	Correlation, in %		(85.0)	98.0

		Option model	Credit spread, in bp		52.0	184.0

		Option model	Volatility, in %		3.0	125.0

of which credit derivatives	2,091	Price	Price, in %		0.1	90.0

		Option model	Correlation, in %		22.2	97.0

		Discounted cash flow	Credit spread, in bp		3.8	8,719.0

		Discounted cash flow	Recovery rates, in %		0.0	75.0

Other	2,327	Price	Price, in %		0.1	113.0

		Discounted cash flow	Life expectancy, in years		3.5	20.2

Trading assets	19,189

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument. 3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 6M12	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value

CHF million, except where indicated

Investment securities	92	–		–		–		–

Private equity	4,286	–	[1]	–	[1]	–	[1]	–	[1]

Hedge funds	274	–	[1]	–	[1]	–	[1]	–	[1]

Other equity investments	2,519

of which private	2,519	Discounted cash flow		Credit spread, in bp		1,068.0		1,783.0

		Discounted cash flow		EBITDA multiple		2.4		11.3

Life finance instruments	1,922	Discounted cash flow		Life expectancy, in years		1.1		21.9

Other investments	9,001

Loans	6,400

of which commercial and industrial loans	3,978	Discounted cash flow		Credit spread, in bp		0.0		3,773.0

of which financial institutions	2,093	Discounted cash flow		Credit spread, in bp		(162.0)		1,147.3

Other intangible assets (mortgage servicing rights)	63	–		–		–		–

Other assets	6,635

of which loans held-for-sale	6,052	Price		Price, in %		0.0		103.3

		Discounted cash flow		Credit spread, in bp		25.0		1,599.0

Total assets at fair value	42,566

1 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 6M12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Trading liabilities	6,131

of which interest rate derivatives	1,334	Option model	Basis spread, in bp		(54.0)	1,238.0

		Option model	Correlation, in %		17.1	98.6

		Option model	Mean reversion, in %	[1]	(32.8)	5.0

		Option model	Prepayment rate, in %		45.0	108.0

of which foreign exchange derivatives	2,205	Option model	Correlation, in %		(12.5)	76.3

		Option model	Prepayment rate, in %		56.0	108.0

of which equity/index-related derivatives	889	Option model	Correlation, in %		(85.0)	98.0

		Option model	Skew, in %		70.0	141.0

		Option model	Volatility, in %		3.0	125.0

		Option model	Buyback probability, in %	[2]	50.0	100.0

		Option model	Gap risk, in %	[3]	0.0	4.8

of which credit derivatives	1,256	Price	Price, in %		0.1	90.0

		Option model	Correlation, in %		22.2	65.0

		Discounted cash flow	Credit spread, in bp		2.0	8,719.0

		Discounted cash flow	Recovery rate, in %		0.0	77.0

Short-term borrowings	78	–	–		–	–

Long-term debt	11,677

of which structured notes over two years	7,167	Option model	Correlation, in %		(85.0)	98.0

		Option model	Volatility, in %		3.0	125.0

		Option model	Buyback probability, in %	[2]	50.0	100.0

		Option model	Gap risk, in %	[3]	0.0	12.0

of which non-recourse liabilities	2,821	Price	Price, in %		0.0	103.0

Other liabilities	3,557

of which failed sales	1,671	Price	Price, in %		0.0	93.3

		Discounted cash flow	Credit spread, in bp		0.0	681.2

Total liabilities at fair value	21,443

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments. 3 Risk of unexpected large declines in the underlying values between collateral settlement dates.

Fair value, unfunded commitments and term of redemption conditions
end of 6M12	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	44		49		93	0

Equity funds	33		3,893	[1]	3,926	0

Equity funds sold short	0		(89)		(89)	0

Total funds held in trading assets and liabilities	77		3,853		3,930	0

Debt funds	63		258		321	210

Equity funds	4		45		49	0

Others	4		120		124	55

Hedge funds	71		423	[2]	494	265

Debt funds	96		0		96	18

Equity funds	2,986		0		2,986	829

Real estate funds	374		0		374	156

Others	830		0		830	237

Private equities	4,286		0		4,286	1,240

Equity method investments	390		0		390	0

Total funds held in other investments	4,747		423		5,170	1,505

Total fair value	4,824	[3]	4,276	[4]	9,100	1,505	[5]

1 54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 16% is redeemable on an annual basis with a notice period primarily of more than 60 days and 13% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 69% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on an annual basis with a notice period of more than 60 days and 13% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,214 million attributable to noncontrolling interests. 4 Includes CHF 79 million attributable to noncontrolling interests. 5 Includes CHF 473 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 2011	Non-redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		61		106	0

Equity funds	40		4,864	[1]	4,904	0

Equity funds sold short	0		(78)		(78)	0

Total funds held in trading assets and liabilities	85		4,847		4,932	0

Debt funds	58		268		326	219

Equity funds	4		50		54	0

Others	5		113		118	55

Hedge funds	67		431	[2]	498	274

Debt funds	9		0		9	18

Equity funds	2,973		0		2,973	952

Real estate funds	338		0		338	200

Others	823		0		823	231

Private equity	4,143		0		4,143	1,401

Equity method investments	360		0		360	0

Total funds held in other investments	4,570		431		5,001	1,675

Total fair value	4,655	[3]	5,278	[4]	9,933	1,675	[5]

1 46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 18% is redeemable on an annual basis with a notice period primarily of more than 60 days and 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on an annual basis with a notice period of more than 60 days and 10% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,248 million attributable to noncontrolling interests. 4 Includes CHF 91 million attributable to noncontrolling interests. 5 Includes CHF 540 million attributable to noncontrolling interests.

Nonrecurring fair value changes
end of	6M12	2011

Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)

Assets held-for-sale recorded at fair value on a nonrecurring basis	0.6	0.7

of which level 3	0.6	0.7

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	6M12			2011

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	895	3,712	(2,817)	807	3,277	(2,470)

Financial instruments (CHF million)

Interest-bearing deposits with banks	624	613	11	405	404	1

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	148,721	148,075	646	158,673	157,889	784

Loans	20,515	20,776	(261)	20,693	21,381	(688)

Other assets [1]	21,941	30,081	(8,140)	20,511	30,778	(10,267)

Due to banks and customer deposits	(729)	(703)	(26)	(610)	(620)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(143,714)	(143,617)	(97)	(136,483)	(136,396)	(87)

Short-term borrowings	(4,456)	(4,524)	68	(3,547)	(3,681)	134

Long-term debt	(65,018)	(69,293)	4,275	(68,036)	(77,000)	8,964

Other liabilities	(4,892)	(7,476)	2,584	(5,730)	(8,210)	2,480

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	6M12		6M11

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Cash and due from banks	(12)	[2]	–

of which related to credit risk	(13)		–

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	628	[1]	713	[1]

Other trading assets	10	[2]	(5)	[2]

Other investments	26	[2]	88	[2]

of which related to credit risk	10		(2)

Loans	1	[2]	1,012	[2]

of which related to credit risk	259		134

Other assets	1,223	[1]	2,110	[2]

of which related to credit risk	268		269

Due to banks and customer deposits	4	[2]	(12)	[1]

of which related to credit risk	16		8

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30	[2]	(81)	[1]

Short-term borrowings	(131)	[2]	(141)	[2]

Long-term debt	(2,870)	[2]	(3,943)	[2]

of which related to credit risk [4]	(1,177)		(215)

Other liabilities	265	[2]	(738)	[2]

of which related to credit risk	294		(260)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Carrying value and estimated fair values of financial instruments
	6M12		2011

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	226,855	226,854	236,935	236,935

Securities received as collateral	30,191	30,191	30,191	30,191

Trading assets	275,544	275,544	270,511	270,511

Investment securities	3,674	3,674	3,652	3,652

Loans	221,648	225,405	216,506	220,350

Other financial assets [1]	228,982	229,003	234,615	234,653

Financial liabilities (CHF million)

Due to banks and deposits	343,817	343,757	344,207	344,129

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	189,266	189,268	176,559	176,559

Obligation to return securities received as collateral	30,191	30,191	30,191	30,191

Trading liabilities	115,852	115,852	127,809	127,809

Short-term borrowings	19,184	19,187	26,116	26,117

Long-term debt	153,862	152,793	161,353	158,053

Other financial liabilities [2]	132,007	131,814	127,439	127,439

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Assets and liabilities not measured at fair value where a fair value is disclosed
end of 6M12	Level 1	Level 2	Level 3	Total fair value

Financial assets (CHF million)

Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	0	78,082	51	78,133

Loans	0	199,450	5,440	204,890

Other financial assets [1]	102,546	77,232	2,070	181,848

Financial liabilities (CHF million)

Due to banks and deposits	187,146	148,447	16	335,609

Central banks funds purchased, securities purchased under resale agreements and securities lending transactions	0	45,554	0	45,554

Short-term borrowings	0	14,731	0	14,731

Long-term debt	0	82,824	4,940	87,764

Other financial liabilities [2]	0	100,751	1,517	102,268

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 26 Assets pledged or assigned
> Refer to “Note 27 – Assets pledged or assigned” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 and to” Note 33 – Assets pledged or assigned” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2011 for further information.

Assets pledged or assigned
end of	6M12	2011

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	167,770	152,527

of which assets provided with the right to sell or repledge	97,898	96,922

Fair value of collateral received with the right to sell or repledge	382,437	373,794

of which sold or repledged	327,554	332,878

Note 27 Litigation
> Refer to “Note 28 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q12 for further information.